November 19, 2018

Doug Baker
Chief Financial Officer
OptimizeRx Corporation
400 Water Street, Suite 200
Rochester, MI 48307

       Re: OptimizeRx Corp
           Registration Statement on Form S-3
           Filed November 13, 2018
           File No. 333-228357

Dear Mr. Baker:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
Woo, Legal Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Information Technologies
                                                            and Services
cc:    Scott Doney, Esq.